Exhibit 21

Subsidiaries

Name of Subsidiary	Jurisdiction of Organization	Percent Owned
Shanghai Sparkly Ore Tech, Ltd	China	100%
Applied Blockchain, Ltd.	Cayman Islands	100%
APLD Hosting, LLC	Nevada	100%
1.21 Gigawatts, LLC	Delaware	100%
Applied Talent Resources LLC	Nevada	100%
APLD - Rattlesnake Den I LLC	Delaware	100%
APLD - Rattlesnake Den II LLC	Delaware	100%